

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Corey Sheahan
General Counsel & Secretary
Acreage Holdings, Inc.
366 Madison Avenue, 14th Floor
New York, New York, 10017

> **Re: Acreage Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 9, 2023**
> **File No. 000-56021**

Dear Corey Sheahan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kevin J. Roggow